December 4, 2019

Christopher Miglino
Chief Executive officer
SRAX, Inc.
456 Seaton Street
Los Angeles, CA 90013

       Re: SRAX, Inc.
           Registration Statement on Form S-3
           Filed November 27, 2019
           Form No. 333-235298

Dear Mr. Miglino:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services